AMENDED AND RESTATE OPERATING AGREEMENT

of

MARSTE, LLC

Effective as of June 1, 2021

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
<u>MARSTE, LLC</u>

THIS AMENDED AND RESTATED OPERATING AGREEMENT ("Operating Agreement") is effective as of June 1, 2021, by and between STEVEN B. PINK and MARIEL MALDONADO PINK, as Tenants by the Entirety (the "Member"), and MARSTE, LLC, a Florida limited liability company (the "Company").

BACKGROUND

WHEREAS, Articles of Organization for the Company were filed on June 6, 2018, with the office of the Florida Secretary of State in order to form the Company as a Florida Limited Liability Company pursuant to the provisions of Chapter 605, <u>Florida</u> <u>Statutes</u>;

WHEREAS, pursuant to such Articles of Organization, the business and management of the Company are to be conducted in accordance with such Articles of Organization in accordance with the provisions of this Operating Agreement; and

WHEREAS, the Member desires to enter into this Operating Agreement in order to codify the terms and conditions that will regulate and govern the operation and management of the Company and regulate and govern the respective rights and obligations of the Member with respect to the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the member, the parties hereby agree as follows:

SECTION I
DEFINED TERMS

The following capitalized terms shall have the meanings specified in this Section 1. Other terms are defined in the text of this Operating Agreement; and, throughout this Operating Agreement, those terms shall have the meanings respectively ascribed to them.

"Act" means the Florida Revised Limited Liability Company Act, Chapter 605, <u>Florida Statutes</u>, as amended from time to time.

"Agreement" means this Operating Agreement, as amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" means the limited liability company organized in accordance with this Operating Agreement.

"Department of State" means the Florida Department of State.

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MARSTE, LLC

"Interest" means a Person's share of the Profits and Losses of, and the right to receive distributions from, the Company; the percentage equivalent derived from a fraction, (a) the numerator of which is the number of Units held by such Member at such time, and (b) the denominator of which is the aggregate number of Units held by all Members at such time, in each case as reflected in the books and records of the Company.

"Interest Holder" means any Person who holds an Interest, whether as a Member or as an unadmitted assignee of a Member.

"Involuntary Withdrawal" means, the occurrence of any of the following events:

(i)   The Member makes an assignment for the benefit of creditors;

(ii)   The Member files a voluntary petition of bankruptcy; or

(iii)   The Member is adjudged bankrupt or insolvent or there is entered against Member an order for relief in any bankruptcy or insolvency proceeding.

"Manager" means the person(s) or entity(ies) delegated the duty and authority to manage the Company, including the duty and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or for the furtherance of the lawful act or activity for which the limited liability company was organized, all in a manner consistent with the Manager's fiduciary duty to all Members.

"Member" means the Person signing this Operating Agreement and any Person who subsequently is admitted as a member of the Company.

"Membership Rights" means all of the rights of a Member in the Company, including a Member's: (i) Interest; (ii) right to inspect the Company's books and records; (iii) right to participate in the management of and vote on matters coming before the Company; and (iv) unless this Operating Agreement or the Articles of Organization provide to the contrary, right to act as an agent of the Company.

"Net Cash Flow" means monies available from the operation of the Company for any twelve (12) month period ending December 31st without deduction for depreciation, amortization or any other non-cash expenses, but after deducting or withholding: (i) monies used to pay or establish a reserve for expenses, debt payments, improvements, repairs, business expansion and any other reason determined to be reasonable by the Manager related to the operation and administration of the Company; and (ii) any monies to comply with any loan covenants contained in any loan documents entered into by the Company.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed) the Company's taxable income or loss determined in accordance with the Code.

Operating Agreement
MARSTE, LLC

"Successor" means all Persons to whom all or any part of an Interest is transferred either because of: (i) the sale or gift by the Member of all or any part of such Member's Interest; (ii) an assignment of the Member's Interest due to the Member's Involuntary Withdrawal; or (iii) because the Member dies and the Persons are the Member's personal representatives, heirs or legatees.

"Transfer" means, as a noun, a transaction by which a Member or Assignee assigns all or any portion of a Membership Interest or any interest therein to another person, and includes a sale, assignment, gift, bequest, pledge, encumbrance, hypothecation, mortgage, exchange, distribution from a trust, or any other disposition. "Transfer" means, as a verb, to voluntarily or involuntarily enter into a transaction described above as a Transfer.

"Treasury Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Withdrawal" means a Member's dissociation from the Company by any means.

SECTION II
ORGANIZATION

2.1. **Organization.** The Member hereby organizes a limited liability company pursuant to the Act and the provisions of this Operating Agreement and, for that purpose, has caused Articles of Organization to be prepared, executed and filed with the Department of State on June 6, 2018.

2.2. **Name of the Company.** The name of the Company shall be "MARSTE, LLC". The Company may do business under that name and under any other name or names upon which the Manager may, in such Manager's sole discretion, determine. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall file a fictitious name registration as required by law.

2.3. **Purpose.** The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority to do all things necessary or appropriate to accomplish and operate its business as described in this Article.

2.4. **Term.** The term of the Company shall commence on June 6, 2018, and its duration shall be perpetual, unless its existence is sooner terminated pursuant to Section VII of this Operating Agreement.

2.5. **Principal Office and Mailing Address.** The principal location and the mailing address of the Company shall be 24242 Silkbay Court, Lutz, Florida 33559, or such other places which the Manager, in such Manager's sole discretion, determines.

2.6. **Registered Agent/Registered Office.** The name and street address of the Company's registered agent and registered office in the State of Florida shall be Chestnut Business Services, LLC, 911 Chestnut Street, Clearwater, Florida 33756.

2.7. **Member.** The name, present mailing address, and Interest of the sole Member are set forth on Exhibit "A" attached hereto and incorporated herein by reference.

Operating Agreement
MARSTE, LLC

2.8. **Certification of Interest.** The Company may, in its sole discretion, issue certificates to the Members representing the Interest held by each Member.

SECTION III
CAPITAL; CAPITAL ACCOUNTS; LOANS; MEMBERSHIP INTERESTS

3.1. **Initial Capital Contributions.** Upon the execution of this Operating Agreement, the Member shall contribute to the Company such assets as shall be necessary to conduct the operations of the Company.

3.2. **No Other Capital Contributions Required.** The Member shall not be required to contribute any additional capital to the Company, and except as set forth in the Act, no Member shall have any personal liability for any obligations of the Company.

3.3. **Loans.** Any Member may, at any time, make or cause a loan to be made to the Company in any amount and on those terms upon which the Company and the Member agree.

3.4 **Membership Interests**. The ownership interest of each Member in the Company shall be represented by Membership Interests. The Company shall have one class of Membership Interests. The Company shall be authorized to issue 1,000,000 Membership Interests and all Membership Interests shall have identical rights.

The name, current address, number of Membership Interests, and initial capital contributions of the Members are as set forth on Exhibit A, attached hereto, as Exhibit A may be amended from time to time. As of the Effective Date, each of the Members has been admitted to the Company as a member, and the Company shall have issued to the Members the number of Membership Interests set forth opposite each Member's name on Exhibit A.

SECTION IV
PROFIT, LOSS, AND DISTRIBUTIONS

4.1. **Distributions of Cash Flow.** Net Cash Flow for each taxable year of the Company shall be distributed in such amounts and at such times as the Manager shall determine in his sole discretion.

4.2. **Allocation of Profit or Loss.** All Profit or Loss shall be allocated to the Member.

4.3. **Liquidation and Dissolution.** If the Company is liquidated, the assets of the Company shall be distributed to the Member or to a Successor or Successors.

SECTION V
MANAGEMENT: RIGHTS, POWERS, AND DUTIES

5.1. **Management.** The Company shall be managed by a Manager elected by the Member. The initial Manager shall be Steven B. Pink

5.2. **Personal Services.** The Member shall not be required to perform services for the Company solely by virtue of being a Member.

Operating Agreement

MARSTE, LLC

5.3. **Establishment of Officers**.

        5.3.1   The Manager may, at his sole discretion, establish officers who shall have the authority to sign documents on behalf of the Company such that such documents when signed in their official capacity shall be binding and enforceable on the Company.

        5.3.2   The officers that may be created by the Manager shall be a President, Vice President, Secretary and Treasurer. The duties and authority of such officers shall be as follows:

        <u>President: Powers and Duties</u>. The President shall be the chief executive officer of the Company and shall have general supervision of the business of the Company. He or she shall preside at all meetings of the Member of the Company and discharge the duties of a presiding officer, shall present at each annual meeting of the Member a report of the business of the Company for the preceding fiscal year, and shall perform whatever other duties the Manager may from time to time prescribe.

        <u>Vice President: Powers and Duties</u>. The Vice President, if created, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. He or she also shall perform whatever duties and have whatever powers the Manager may from time to time assign to the Vice President.

        <u>Secretary: Powers and Duties</u>. The Secretary, if created, shall attend all meetings of the Member and shall keep or cause to be kept a true and complete record of the proceedings of those meetings. The Secretary shall keep the company seal, and when directed by the Manager, shall affix it to any instrument requiring it. The Secretary shall give, or cause to be given, notice of all meetings of the Member and shall perform whatever additional duties the Manager and the President may from time to time prescribe.

        <u>Treasurer: Powers and Duties</u>. The Treasurer, if created, shall have custody of company funds and securities. The Treasurer shall keep full and accurate accounts of receipts and disbursements and shall deposit all Company monies and other valuable effects in the name and to the credit of the Company in a depository or depositories designated by the Manager. The Treasurer shall disburse the funds of the Company and shall render to the President or the Manager, whenever it may require it, an account of the transactions as Treasurer and of the financial condition of the Company.

        Whenever an officer is absent or whenever for any reason the Manager may deem it desirable, the Manager may delegate the powers and duties of an officer to any other officer or officers.

5.4. **Liability and Indemnification.**

        5.4.1   Neither the Member, Manager nor any officer of the Company shall be liable, responsible, or accountable, in damages or otherwise, to the Company for any act performed by such Member with respect to Company matters, except for fraud, willful misconduct or gross negligence.

        5.4.2   Except as limited by law and subject to the provisions of this Section, the Company shall indemnify each Member, Manager and officer of the Company for any act performed by such Member, Manager or such officer with respect to Company matters, except for fraud, willful misconduct or gross negligence. The rights of indemnification provided in this Section will be in addition to any rights to which the Member, Manager or any officer may otherwise be entitled by contract or as a matter of law and will extend to his or her successors and assigns.

Operating Agreement

MARSTE, LLC

5.5 **Elimination of Fiduciary Duties.** To the fullest extent permitted by Chapter 605, Florida Statues, no Manager or Member has fiduciary duties with respect to the Company or any other Member, Assignee, or Manager under Florida Statutes Section 605.04091 or any other provision thereof other than the contractual obligation of good faith and fair dealing. To the extent that, under Chapter 605, Florida Statues, the law of agency, or common law or any other law or at equity, a Member, Assignee, Manager, or Officer of the Company has duties or obligations to the Company or to a Member, Assignee, Manager or other Person who is a party to this Agreement, that Member, Assignee, Manager or officer of the Company shall not be liable to the Company or to any such other Member, Assignee, Manager, or Person for its good faith reliance on this Agreement.

5.6 **Waiver of Appraisal Rights**. The sole Member understands that the Act provides specific instances that trigger appraisal rights under Florida Statutes Section 605.1006. Such appraisal rights allow a Member to force a judicial proceeding to determine the fair price of such Member's interest in the Company. THE MEMBER HEREBY WAIVES AND RELINQUISHES THE STATUTORY APPRAISAL RIGHTS UNDER FLORIDA STATUTES SECTION 605.1006.

SECTION VI
TRANSFER OF MEMBERSHIP INTERESTS

6.1. **Transfers by Member.** The Member may Transfer all, or any portion of such Member's Interest or rights in, such Member's Membership Rights to one or more Successors.

6.2. **Transfer to a Successor.** In the event of any Transfer of all or any part of the Member's Interest to a Successor, the Successor shall thereupon become a Member and the Company shall be continued.

SECTION VII
DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

7.1. **Events of Dissolution.** The Company shall be dissolved and its affairs shall be wound up on the first to occur of the following:

    (a)   the Member determines to dissolve the Company; or

    (b)   the entry of a decree of judicial dissolution of the Company under the Act.

7.2. **Procedure for Winding Up and Dissolution.** If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company in satisfaction of the liabilities of the Company, and then to the Person(s) who is/are the Member(s) of the Company in proportion to their Interests.

7.3. **Filing of Articles of Dissolution.** If the Company is dissolved, Articles of Dissolution shall be promptly filed with the Department of State. If there are no remaining Members, the Articles of Dissolution shall be filed by the last Person to be a Member. If there are no remaining Members, or a Person who last was a Member, such Articles shall be filed by the legal or personal representatives of the Person who last was a Member.

Operating Agreement

MARSTE, LLC

SECTION VIII
BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

8.1.   **Bank Accounts.** All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2.   **Books and Records.** The Manager shall not be required to keep or cause to be kept complete and accurate books and records of the Company nor supporting documentation of the transactions with respect to the conduct of the Company's business. The books and records, if any, shall be maintained in accordance with sound accounting principles and practices.

8.3.   **Annual Accounting Period.** The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

SECTION IX
MISCELLANEOUS PROVISIONS

9.1.   **Integration**. This Operating Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof. No amendment, modification, or alteration of the terms of this Operating Agreement shall be binding unless the same is in writing, dated subsequent to the date hereof and duly adopted by the Member, as provided herein.

9.2.   **Severability**. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or enforceability of the remainder of this Operating Agreement.

9.3.   **Applicable Law and Binding Effect**. This Operating Agreement and the application or interpretation hereof shall exclusively be governed by and construed in accordance with the laws of the State of Florida and shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and assigns.

9.4.   **Execution in Counterparts**. This Operating Agreement and any amendment hereto may be executed in any number of counterparts, either by the parties hereto or their duly authorized attorney-in-fact, with the same effect as if all parties had signed the same document. All counterparts shall be construed as and shall constitute one and the same agreement.

9.5.   **Descriptive Headings.** The captions included herein are for administrative convenience only and shall not be considered in interpreting any of the terms or provisions of this Operating Agreement.

9.6   **No Third Party Rights**. None of the provision contained in this Operating Agreement is for the benefit of or enforceable by any third parties, including creditor of the Company. The parties to this Operating Agreement expressly retain any and all rights to amend this Operating Agreement as provided above, notwithstanding any interest in this Operating Agreement or in any party to this Operating Agreement held by any other person.

Operating Agreement
MARSTE, LLC

9.7   **Tenants by the Entirety Ownership.** If and when any Membership Units are owned by and between spouses as tenants by the entirety, then the Florida law of tenants by the entirety shall be controlling as between such spouses in that upon the death of one spouse, the Membership Units shall be automatically owned by the other spouse, and it shall require the joinder of both spouses to act with respect to any Membership Units that are owned as tenants by the entirety, notwithstanding any provision under this Agreement to the contrary. Further, notwithstanding any provision under this Agreement to the contrary, the Florida rules of tenancy by the entireties, and not the provisions under this Agreement, shall apply with respect to any obligation herein imposed, such that any Florida resident married couple owning their Membership Units as tenants by the entirety are considered as one entity until after the death of one of them. Therefore, such couple shall be considered a Member for all voting purposes, it shall require joint consent of married Members owning their interests as tenants by the entirety to take any action with respect to such Membership Units, and this Agreement shall be construed accordingly.

The undersigned parties have hereunto set their hands and seals the day and year first above written.

SOLE MEMBER:

STEVEN M. PINK and MARIEL MALDONADO, as Tenants by the Entirety

By: _____
        Steven B. Pink

By: _____
        Mariel Maldonado Pink

COMPANY:

MARSTE, LLC, a Florida limited liability company

By: _____
        Steven B. Pink, Manager

EXHIBIT "A"

MEMBER

NAME	ADDRESS	NUMBER OF UNITS	PERCENTAGE OF INTEREST
Steven B. Pink and Mariel Maldonado Pink, TBE	24242 Silkbay Court Lutz, FL 33559	1,000,000	100%

4679130_1

Operating Agreement

MARSTE, LLC